

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2010

VIA U.S. MAIL

David P. Yeager
Chairman and Chief Executive Officer
Hub Group, Inc.
3050 Highland Parkway, Suite 100
Downers Grove, IL 60515

   Re: **Hub Group, Inc.**
     Form 10-K for the fiscal year ended December 31, 2009
     Filed February 18, 2010

     Definitive Proxy Statement on Schedule 14A
     Filed March 25, 2010
     File No. 000-27754

Dear Mr. Yeager:

   We have completed our review of your Form 10-K for the fiscal year ended December 31, 2009 and related filings and have no further comments at this time.

          Sincerely,

          Amanda Ravitz
          Legal Branch Chief